UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2016 (Nine months ended December 31, 2016) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 31, 2017

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2017	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2016 (for the nine months ended December 31, 2016)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2016	2,395,600	0.4	575,783	(25.2)	504,655	(2.8)
3Q F2015	2,385,807	3.3	769,909	(4.7)	519,491	(0.7)

Note:	Comprehensive Income: 3Q F2016: ¥387,090 million, 11.5%; 3Q F2015: ¥347,075 million, (72.6)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2016	19.97	19.88
3Q F2015	20.91	20.46

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2016	204,383,032	9,114,333	4.0
Fiscal 2015	193,458,580	9,353,244	4.2

Reference:	Own Capital: As of December 31, 2016: ¥8,361,706 million; As of March 31, 2016: ¥8,167,813 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) /
Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2015	—	3.75	—	3.75	7.50
Fiscal 2016	—	3.75	—
Fiscal 2016 (estimate)				3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2016 (for the fiscal year ending March 31, 2017)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2016	600,000	(10.5)	23.72

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2016: No
	2.	The number of shares of common stock used in the above calculation is based on the following:

•   The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2016 (which is expected to be the average number of shares during 4Q of fiscal 2016)” is used.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of December 31, 2016	25,386,307,945 shares	As of March 31, 2016	25,030,525,657 shares
② Period-end treasury stock:	As of December 31, 2016	20,071,135 shares	As of March 31, 2016	10,929,211 shares
③ Average outstanding shares (accumulated period):	3Q Fiscal 2016	25,259,486,767 shares	3Q Fiscal 2015	24,767,389,030 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 13, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2015	—	10.00	—	10.00	20.00
Fiscal 2016	—

Note:	Mizuho Financial Group Inc. (“MHFG”) acquired all of the Eleventh Series Class XI Preferred Stock as of July 1, 2016 that had not been requested for acquisition by June 30, 2016 and cancelled all of the Eleventh Series Class XI Preferred Stock held by MHFG on July 13, 2016. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2016

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”)

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from the first quarter ended June 30, 2016 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥ 1,426 million as of April 1, 2016.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2016	As of December 31, 2016
Assets
Cash and Due from Banks	¥36,315,471	¥42,239,153
Call Loans and Bills Purchased	893,545	3,350,216
Receivables under Resale Agreements	7,805,798	9,310,323
Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	4,783,893
Other Debt Purchased	2,979,797	2,737,380
Trading Assets	13,004,522	12,316,374
Money Held in Trust	175,638	252,372
Securities	39,505,971	33,668,600
Loans and Bills Discounted	73,708,884	77,590,637
Foreign Exchange Assets	1,447,743	1,955,482
Derivatives other than for Trading Assets	3,157,752	3,474,571
Other Assets	4,144,131	4,978,265
Tangible Fixed Assets	1,085,791	1,075,255
Intangible Fixed Assets	804,567	1,013,233
Net Defined Benefit Asset	646,428	686,895
Deferred Tax Assets	36,517	56,178
Customers’ Liabilities for Acceptances and Guarantees	4,798,158	5,350,103
Reserves for Possible Losses on Loans	(459,531)	(455,906)

Total Assets	¥193,458,580	¥204,383,032

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2016	As of December 31, 2016
Liabilities
Deposits	¥105,629,071	¥117,403,443
Negotiable Certificates of Deposit	11,827,533	10,809,023
Call Money and Bills Sold	2,521,008	1,579,470
Payables under Repurchase Agreements	16,833,346	19,366,683
Guarantee Deposits Received under Securities Lending Transactions	2,608,971	1,703,370
Commercial Paper	1,010,139	817,561
Trading Liabilities	10,276,133	9,620,533
Borrowed Money	7,503,543	7,289,235
Foreign Exchange Liabilities	492,473	450,124
Short-term Bonds	648,381	249,471
Bonds and Notes	6,120,928	7,431,022
Due to Trust Accounts	5,067,490	4,532,960
Derivatives other than for Trading Liabilities	2,571,597	3,232,460
Other Liabilities	5,532,596	4,888,867
Reserve for Bonus Payments	62,171	35,992
Reserve for Variable Compensation	2,836	2,264
Net Defined Benefit Liability	51,514	54,255
Reserve for Director and Corporate Auditor Retirement Benefits	1,685	1,422
Reserve for Possible Losses on Sales of Loans	267	69
Reserve for Contingencies	5,271	4,885
Reserve for Reimbursement of Deposits	16,154	14,209
Reserve for Reimbursement of Debentures	39,245	33,079
Reserves under Special Laws	2,024	2,301
Deferred Tax Liabilities	414,799	328,728
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	67,155
Acceptances and Guarantees	4,798,158	5,350,103

Total Liabilities	¥184,105,335	¥195,268,698

Net Assets
Common Stock and Preferred Stock	¥2,255,790	¥2,256,275
Capital Surplus	1,110,164	1,134,449
Retained Earnings	3,197,616	3,515,270
Treasury Stock	(3,609)	(4,875)

Total Shareholders’ Equity	6,559,962	6,901,119

Net Unrealized Gains (Losses) on Other Securities	1,296,039	1,296,618
Deferred Gains or Losses on Hedges	165,264	33,796
Revaluation Reserve for Land	148,483	146,904
Foreign Currency Translation Adjustments	(53,689)	(88,398)
Remeasurements of Defined Benefit Plans	51,752	71,666

Total Accumulated Other Comprehensive Income	1,607,851	1,460,587

Stock Acquisition Rights	2,762	1,754
Non-Controlling Interests	1,182,668	750,872

Total Net Assets	9,353,244	9,114,333

Total Liabilities and Net Assets	¥193,458,580	¥204,383,032

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Ordinary Income	¥2,385,807	¥2,395,600
Interest Income	1,069,570	1,052,662
Interest on Loans and Bills Discounted	697,965	697,429
Interest and Dividends on Securities	224,603	187,902
Fiduciary Income	38,112	35,238
Fee and Commission Income	546,463	540,438
Trading Income	216,540	242,502
Other Operating Income	238,893	281,723
Other Ordinary Income	276,227	243,036
Ordinary Expenses	1,615,897	1,819,816
Interest Expenses	308,247	409,628
Interest on Deposits	121,425	156,732
Fee and Commission Expenses	115,441	117,695
Trading Expenses	2,836	1,852
Other Operating Expenses	57,151	64,352
General and Administrative Expenses	1,008,415	1,079,276
Other Ordinary Expenses	123,804	147,010

Ordinary Profits	769,909	575,783

Extraordinary Gains	20,355	57,866
Extraordinary Losses	3,731	4,834

Income before Income Taxes	786,533	628,816

Income Taxes:
Current	144,349	139,651
Deferred	78,970	(43,146)

Total Income Taxes	223,320	96,504

Profit	563,213	532,311

Profit Attributable to Non-controlling Interests	43,722	27,655

Profit Attributable to Owners of Parent	¥519,491	¥504,655

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Profit	¥563,213	¥532,311
Other Comprehensive Income	(216,137)	(145,220)
Net Unrealized Gains (Losses) on Other Securities	(222,776)	2,523
Deferred Gains or Losses on Hedges	22,551	(131,523)
Revaluation Reserve for Land	6	(6)
Foreign Currency Translation Adjustments	(10,609)	(23,131)
Remeasurements of Defined Benefit Plans	(1,675)	20,055
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,634)	(13,138)

Comprehensive Income	347,075	387,090

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	301,494	358,964
Comprehensive Income Attributable to Non-controlling Interests	45,581	28,126

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2016

(Nine months ended December 31, 2016)

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2016	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9
Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-10
Comparison of Non-Consolidated Statements of Income (selected items)			2-11

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-12
Comparison of Non-Consolidated Statements of Income (selected items)			2-13

Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-14
Comparison of Non-Consolidated Statements of Income (selected items)			2-15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and else where; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 13, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2016

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2016 (Accumulated Period)
			Change	Third Quarter of Fiscal 2015 (Accumulated Period)
Consolidated Gross Profits	1	1,559.0	(66.8)	1,625.9
Net Interest Income	2	643.0	(118.2)	761.3
Fiduciary Income	3	35.2	(2.8)	38.1
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	422.7	(8.2)	431.0
Net Trading Income	6	240.6	26.9	213.7
Net Other Operating Income	7	217.3	35.6	181.7
General and Administrative Expenses	8	(1,079.2)	(70.8)	(1,008.4)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(21.2)	3.6	(24.8)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	27.1	11.7	15.4
Net Gains (Losses) related to Stocks	11	137.8	(46.3)	184.1
Equity in Income from Investments in Affiliates	12	16.5	(4.4)	21.0
Other	13	(64.3)	(20.9)	(43.4)

Ordinary Profits	14	575.7	(194.1)	769.9

Net Extraordinary Gains (Losses)	15	53.0	36.4	16.6
Income before Income Taxes	16	628.8	(157.7)	786.5
Income Taxes	17	(96.5)	126.8	(223.3)
Profit	18	532.3	(30.9)	563.2
Profit Attributable to Non-controlling Interests	19	(27.6)	16.0	(43.7)

Profit Attributable to Owners of Parent	20	504.6	(14.8)	519.4

Credit-related Costs (including Credit Costs for Trust Accounts)	21	5.9	15.3	(9.3)

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	508.8	(92.2)	601.0

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	148	1	147
Number of affiliates under the equity method	24	17	(7)	24

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2016 (Accumulated Period)				Third Quarter of Fiscal 2015 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	992.9	83.6	1,076.5	(89.0)	1,165.6
Net Interest Income	2	534.7	22.1	556.9	(98.3)	655.2
Fiduciary Income	3		34.7	34.7	(3.4)	38.2
Trust Fees for Jointly Operated Designated Money Trust	4		1.5	1.5	0.1	1.4
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	268.2	16.7	285.0	(3.0)	288.1
Net Trading Income	7	46.4	0.7	47.1	(9.3)	56.5
Net Other Operating Income	8	143.3	9.1	152.5	25.1	127.3
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(644.7)	(60.6)	(705.3)	(21.1)	(684.1)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	348.1	23.0	371.1	(110.2)	481.4

Reversal of (Provision for) General Reserve for Losses on Loans	11	(7.2)	—	(7.2)	(0.8)	(6.3)

Net Business Profits	12	340.9	23.0	363.9	(111.1)	475.1
Net Gains (Losses) related to Bonds	13	92.5	9.3	101.8	5.5	96.3

Net Non-Recurring Gains (Losses)	14	33.1	17.9	51.0	(62.3)	113.3
Net Gains (Losses) related to Stocks	15	112.8	23.3	136.1	(26.5)	162.6
Expenses related to Portfolio Problems	16	(16.4)	(0.0)	(16.4)	1.6	(18.0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	25.1	0.4	25.6	11.9	13.7
Other	18	(88.4)	(5.8)	(94.3)	(49.3)	(44.9)

Ordinary Profits	19	374.1	40.9	415.0	(173.4)	588.4

Net Extraordinary Gains (Losses)	20	(2.3)	(0.1)	(2.5)	(6.9)	4.4
Income before Income Taxes	21	371.7	40.7	412.5	(180.4)	592.9
Income Taxes	22	(92.1)	(10.3)	(102.5)	79.2	(181.7)

Net Income	23	279.5	30.4	310.0	(101.2)	411.2

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	1.5	0.4	2.0	12.7	(10.6)

* Credit-related  Costs  [24]  =   Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	(7.2)	0.3	(6.8)	(1.1)	(5.7)
Losses on Write-offs of Loans	27	15.1	(0.0)	15.1	24.0	(8.9)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(5.0)	0.1	(4.8)	(8.3)	3.4
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	0.0	0.0	(0.5)	0.5
Reversal of (Provision for) Reserve for Contingencies	30	0.4	—	0.4	(0.4)	0.8
Other (including Losses on Sales of Loans)	31	(1.8)	—	(1.8)	(0.9)	(0.9)
Total	32	1.5	0.4	2.0	12.7	(10.6)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	137.8	(46.3)	184.1
Gains on Sales	179.6	(36.4)	216.0
Losses on Sales	(26.6)	(10.2)	(16.3)
Impairment (Devaluation)	(5.3)	3.5	(8.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(9.8)	(3.1)	(6.6)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	136.1	(26.5)	162.6
Gains on Sales	174.5	(18.3)	192.9
Losses on Sales	(27.4)	(12.0)	(15.3)
Impairment (Devaluation)	(1.1)	7.0	(8.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(9.8)	(3.1)	(6.6)

Mizuho Bank

	Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	112.8	(48.3)	161.2
Gains on Sales	151.0	(37.0)	188.0
Losses on Sales	(27.3)	(13.5)	(13.7)
Impairment (Devaluation)	(1.1)	5.4	(6.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(9.6)	(3.2)	(6.3)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	23.3	21.8	1.4
Gains on Sales	23.5	18.7	4.8
Losses on Sales	(0.0)	1.4	(1.5)
Impairment (Devaluation)	(0.0)	1.6	(1.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.1)	0.0	(0.2)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

∎ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2016				As of March 31, 2016				As of September 30, 2016 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	29,550.4	1,848.2	2,155.5	307.3	34,675.6	1,881.8	2,059.6	177.7	28,403.7	1,646.9	1,836.7	189.7
Japanese Stocks	3,579.5	1,841.1	1,881.9	40.7	3,457.6	1,610.4	1,681.9	71.5	3,227.0	1,428.0	1,512.4	84.3
Japanese Bonds	14,036.3	36.8	69.8	32.9	18,874.4	136.5	148.0	11.5	13,495.3	88.3	104.1	15.8
Japanese Government Bonds	10,901.2	17.1	34.1	16.9	15,765.8	95.8	96.2	0.4	10,374.8	53.9	56.9	2.9
Other	11,934.5	(29.7)	203.8	233.5	12,343.5	134.9	229.6	94.7	11,681.2	130.5	220.1	89.5
Foreign Bonds	9,058.3	(160.8)	17.1	177.9	9,719.5	41.0	67.9	26.8	8,952.7	47.3	64.9	17.6

*    In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*    Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

      Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*    Unrealized Gains/Losses include ¥20.1 billion, ¥15.0 billion, and ¥26.7 billion, which were recognized in the statement of income for December 31, 2016, September 30, 2016, and March 31, 2016 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2016				As of March 31, 2016				As of September 30, 2016 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,153.1	34.0	40.6	6.6	4,817.5	55.6	61.0	5.3	4,258.6	59.2	60.2	1.0
Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
	(Billions of yen)
	As of December 31, 2016				As of March 31, 2016				As of September 30, 2016 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	27,241.2	1,515.7	1,812.1	296.3	32,065.2	1,561.4	1,736.5	175.0	26,141.5	1,350.4	1,536.3	185.8
Japanese Stocks	3,270.4	1,649.7	1,693.2	43.5	3,148.2	1,426.4	1,500.9	74.4	2,939.3	1,262.4	1,349.4	87.0
Japanese Bonds	13,156.7	37.6	68.7	31.1	17,916.9	134.1	145.3	11.1	12,746.9	87.0	102.3	15.2
Japanese Government Bonds	10,295.2	18.2	33.5	15.2	15,150.8	93.5	94.0	0.4	9,894.0	53.0	55.7	2.6
Other	10,814.0	(171.6)	50.0	221.6	10,999.9	0.8	90.3	89.4	10,455.2	0.9	84.5	83.5
Foreign Bonds	8,568.1	(154.2)	14.8	169.1	9,000.9	32.6	59.2	26.5	8,330.8	40.0	57.3	17.2
MHTB
Other Securities	1,243.1	114.6	129.7	15.0	1,443.5	121.6	129.5	7.8	1,219.0	104.0	113.3	9.2
Japanese Stocks	229.4	119.9	122.3	2.3	231.4	112.5	115.3	2.7	212.7	96.9	100.9	4.0
Japanese Bonds	661.9	(0.9)	0.8	1.8	655.0	2.2	2.5	0.2	535.6	1.0	1.5	0.5
Japanese Government Bonds	605.8	(1.1)	0.5	1.6	573.9	2.2	2.2	0.0	480.5	0.8	1.2	0.3
Other	351.7	(4.3)	6.4	10.8	557.1	6.9	11.6	4.7	470.7	6.1	10.8	4.7
Foreign Bonds	203.8	(8.4)	0.3	8.7	440.2	5.6	5.8	0.1	330.8	5.3	5.6	0.2
Total
Other Securities	28,484.3	1,630.4	1,941.8	311.3	33,508.8	1,683.1	1,866.0	182.9	27,360.5	1,454.5	1,649.6	195.0
Japanese Stocks	3,499.8	1,769.7	1,815.6	45.8	3,379.6	1,538.9	1,616.2	77.2	3,152.0	1,359.3	1,450.3	91.0
Japanese Bonds	13,818.6	36.7	69.6	32.9	18,572.0	136.3	147.8	11.4	13,282.5	88.1	103.9	15.8
Japanese Government Bonds	10,901.0	17.1	34.0	16.9	15,724.8	95.8	96.2	0.4	10,374.5	53.9	56.9	2.9
Other	11,165.8	(175.9)	56.5	232.5	11,557.1	7.8	101.9	94.1	10,925.9	7.1	95.3	88.2
Foreign Bonds	8,772.0	(162.6)	15.1	177.8	9,441.1	38.2	65.0	26.7	8,661.7	45.4	62.9	17.5

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	Unrealized Gains/Losses include ¥20.1 billion, ¥15.0 billion, and ¥26.7 billion, which were recognized in the statement of income for December 31, 2016, September 30, 2016, and March 31, 2016 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2016				As of March 31, 2016				As of September 30, 2016 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	4,153.1	34.0	40.6	6.6	4,817.5	55.6	61.0	5.3	4,258.6	59.2	60.2	1.0
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,153.1	34.0	40.6	6.6	4,817.5	55.6	61.0	5.3	4,258.6	59.2	60.2	1.0

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2016				As of March 31, 2016				As of September 30, 2016 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	108.6	176.8	178.1	1.2	108.6	162.0	164.1	2.0	108.6	133.9	136.9	2.9
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	108.6	176.8	178.1	1.2	108.6	162.0	164.1	2.0	108.6	133.9	136.9	2.9

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Billions of yen)
	As of December 31,2016		As of March 31, 2016	As of September 30, 2016 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,828.0	(27.0)	1,855.1	1,631.9
Japanese Stocks	1,822.9	219.0	1,603.9	1,429.8
Japanese Bonds	36.8	(99.6)	136.5	88.3
Japanese Government Bonds	17.1	(78.6)	95.8	53.9
Other	(31.6)	(146.4)	114.7	113.7
Foreign Bonds	(162.7)	(183.6)	20.8	30.4

Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2016		As of March 31, 2016	As of September 30, 2016 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,610.2	(46.1)	1,656.4	1,439.5
Japanese Stocks	1,751.4	219.0	1,532.4	1,361.1
Japanese Bonds	36.7	(99.6)	136.3	88.1
Japanese Government Bonds	17.1	(78.6)	95.8	53.9
Other	(177.9)	(165.5)	(12.3)	(9.6)
Foreign Bonds	(164.6)	(182.7)	18.1	28.5

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2016			As of March 31, 2016			As of September 30, 2016 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	754.1	732.9	21.2	871.4	626.9	244.4	900.9	591.3	309.6
MHTB	112.8	109.8	2.9	99.8	99.1	0.7	114.1	110.6	3.5

Total	866.9	842.7	24.1	971.2	726.1	245.1	1,015.1	701.9	313.1

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2016
		Change	As of March 31, 2016	As of September 30, 2016 (Reference)
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	86.9	3.7	83.1	80.2
Claims with Collection Risk	353.1	(8.1)	361.2	353.6
Claims for Special Attention	460.9	(3.0)	464.0	437.0
Total	901.0	(7.4)	908.4	870.9

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Total	2.8	(0.0)	2.8	2.8

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	86.9	3.7	83.1	80.2
Claims with Collection Risk	355.9	(8.1)	364.1	356.5
Claims for Special Attention	460.9	(3.0)	464.0	437.0
Total	903.8	(7.4)	911.3	873.8

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

Total (Banking Account + Trust Account)

	(Billions of yen, %)
	As of December 31, 2016		As of March 31, 2016	As of September 30, 2016 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	74.4	6.4	68.0	67.5
Claims with Collection Risk	346.2	(7.4)	353.6	344.5
Claims for Special Attention	402.3	3.8	398.4	376.5
Sub-total [1]	823.0	2.8	820.1	788.6
NPL ratio [1]/[2]	0.96%	(0.03)%	1.00%	0.98%
Normal Claims	84,265.1	3,256.0	81,009.0	79,509.1
Total [2]	85,088.1	3,258.9	81,829.2	80,297.8

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	73.3	6.3	67.0	66.1
Claims with Collection Risk	339.8	(6.1)	345.9	337.9
Claims for Special Attention	395.6	3.6	391.9	370.0
Sub-total [3]	808.8	3.8	804.9	774.1
NPL ratio [3]/[4]	0.99%	(0.03)%	1.02%	1.00%
Normal Claims	80,813.6	3,345.9	77,467.6	76,137.4
Total [4]	81,622.4	3,349.8	78,272.5	76,911.6

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	1.1	0.1	1.0	1.3
Claims with Collection Risk	3.4	(1.3)	4.8	3.7
Claims for Special Attention	6.6	0.2	6.4	6.5
Sub-total [5]	11.3	(0.9)	12.2	11.6
NPL ratio [5]/[6]	0.32%	(0.01)%	0.34%	0.34%
Normal Claims	3,441.4	(89.0)	3,530.5	3,361.4
Total [6]	3,452.7	(90.0)	3,542.7	3,373.1

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Sub-total [7]	2.8	(0.0)	2.8	2.8
NPL ratio [7]/[8]	22.31%	1.47%	20.84%	21.98%
Normal Claims	10.0	(0.9)	10.9	10.2
Total [8]	12.9	(0.9)	13.8	13.1

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2016		As of March 31, 2016	As of September 30, 2016 (Reference)
		Change
MHBK	105,974.3	5,777.3	100,197.0	101,928.4
MHTB	3,328.1	271.9	3,056.2	3,286.5

Total	109,302.5	6,049.2	103,253.3	105,215.0

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2016		As of March 31, 2016	As of September 30, 2016 (Reference)
		Change
MHBK	87,271.4	2,242.5	85,028.9	85,607.8
Individual deposits	40,698.6	1,534.7	39,163.9	39,545.5
MHTB	3,308.3	265.9	3,042.4	3,273.4
Individual deposits	1,030.4	(46.8)	1,077.3	1,041.6
Total	90,579.8	2,508.4	88,071.3	88,881.2
Individual deposits	41,729.1	1,487.9	40,241.2	40,587.1

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2016		As of March 31, 2016	As of September 30, 2016 (Reference)
		Change
MHBK	72,466.6	2,092.2	70,374.3	69,100.1
MHTB	3,409.2	(87.0)	3,496.3	3,330.5
Total	75,875.8	2,005.1	73,870.7	72,430.7

Note: Loans to MHFG are included as follows:
As of December 31, 2016: ¥608.2 billion (from MHBK)
As of September 30, 2016: ¥515.5 billion (from MHBK)
As of March 31, 2016: ¥686.3 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	1	0.88	(0.10)	0.99
Cost of Deposits	2	0.00	(0.03)	0.03
Loan and Deposit Rate Margin [1]-[2]	3	0.87	(0.07)	0.95

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.95	(0.10)	1.05
Loan and Deposit Rate Margin [4]-[2]	5	0.94	(0.07)	1.01

Mizuho Trust & Banking

		(%)
		Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	6	0.68	(0.19)	0.87
Cost of Deposits	7	0.03	(0.04)	0.08
Loan and Deposit Rate Margin [6]-[7]	8	0.64	(0.15)	0.79

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.74	(0.16)	0.90
Loan and Deposit Rate Margin [9]-[7]	10	0.70	(0.11)	0.82

(Reference)

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2016 (Accumulated Period)		Third Quarter of Fiscal 2015 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	11	0.87	(0.11)	0.98
Cost of Deposits	12	0.01	(0.03)	0.04
Loan and Deposit Rate Margin [11]-[12]	13	0.86	(0.08)	0.94

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.93	(0.11)	1.04
Loan and Deposit Rate Margin [14]-[12]	15	0.92	(0.07)	1.00

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥35,493,994	¥30,156,145	¥5,337,848
Call Loans	198,164	266,249	(68,085)
Receivables under Resale Agreements	1,111,682	368,351	743,331
Other Debt Purchased	638,586	729,842	(91,256)
Trading Assets	5,405,741	6,421,352	(1,015,610)
Money Held in Trust	3,152	3,197	(44)
Securities	32,580,853	37,903,140	(5,322,286)
Loans and Bills Discounted	72,466,611	70,374,392	2,092,218
Foreign Exchange Assets	1,865,337	1,343,546	521,790
Derivatives other than for Trading	4,625,854	5,008,314	(382,459)
Other Assets	3,150,827	1,688,087	1,462,739
Tangible Fixed Assets	824,307	836,484	(12,177)
Intangible Fixed Assets	726,614	636,583	90,031
Prepaid Pension Cost	477,612	469,034	8,577
Customers’ Liabilities for Acceptances and Guarantees	5,916,618	5,297,202	619,415
Reserves for Possible Losses on Loans	(387,966)	(379,190)	(8,775)

Total Assets	¥165,097,992	¥161,122,736	¥3,975,256

Liabilities
Deposits	¥105,974,389	¥100,197,037	¥5,777,352
Negotiable Certificates of Deposit	10,302,187	11,177,095	(874,908)
Call Money	888,506	1,127,524	(239,018)
Payables under Repurchase Agreements	8,209,140	7,588,922	620,217
Guarantee Deposits Received under Securities Lending Transactions	273,577	786,431	(512,853)
Commercial Paper	678,605	777,601	(98,996)
Trading Liabilities	4,285,004	5,198,295	(913,290)
Borrowed Money	9,687,290	8,697,522	989,767
Foreign Exchange Liabilities	639,699	682,188	(42,489)
Bonds and Notes	4,069,951	4,376,773	(306,821)
Derivatives other than for Trading	4,387,889	4,423,937	(36,047)
Other Liabilities	2,290,461	2,998,753	(708,292)
Reserve for Bonus Payments	5,556	20,437	(14,880)
Reserve for Variable Compensation	951	1,300	(348)
Reserve for Possible Losses on Sales of Loans	69	267	(197)
Reserve for Contingencies	132	800	(668)
Reserve for Reimbursement of Deposits	13,119	15,041	(1,921)
Reserve for Reimbursement of Debentures	33,079	39,245	(6,165)
Deferred Tax Liabilities	189,775	302,072	(112,296)
Deferred Tax Liabilities for Revaluation Reserve for Land	67,155	67,991	(835)
Acceptances and Guarantees	5,916,618	5,297,202	619,415

Total Liabilities	157,913,161	153,776,443	4,136,718

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,795	(466)
Capital Reserve	655,418	655,324	93
Other Capital Surplus	1,630,910	1,631,471	(560)
Retained Earnings	2,234,139	2,231,469	2,669
Appropriated Reserve	225,810	169,829	55,981
Other Retained Earnings	2,008,329	2,061,640	(53,311)
Retained Earnings Brought Forward	2,008,329	2,061,640	(53,311)

Total Shareholders’ Equity	5,924,533	5,922,330	2,202

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,099,269	1,106,333	(7,064)
Net Deferred Hedge Gains (Losses), net of Taxes	14,123	169,143	(155,020)
Revaluation Reserve for Land, net of Taxes	146,904	148,483	(1,579)

Total Valuation and Translation Adjustments	1,260,296	1,423,961	(163,664)

Total Net Assets	7,184,830	7,346,292	(161,462)

Total Liabilities and Net Assets	¥165,097,992	¥161,122,736	¥3,975,256

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2016 (A)	For the nine months ended December 31, 2015 (B)	Change (A) - (B)
Ordinary Income	¥1,640,696	¥1,676,419	¥(35,722)
Interest Income	882,760	901,994	(19,233)
Interest on Loans and Bills Discounted	617,640	607,012	10,628
Interest and Dividends on Securities	172,522	204,493	(31,970)
Fee and Commission Income	344,627	348,667	(4,040)
Trading Income	47,474	62,686	(15,211)
Other Operating Income	176,140	145,642	30,497
Other Ordinary Income	189,694	217,428	(27,733)

Ordinary Expenses	1,266,593	1,126,014	140,578
Interest Expenses	347,977	274,896	73,081
Interest on Deposits	137,412	95,369	42,043
Fee and Commission Expenses	76,360	77,076	(715)
Trading Expenses	1,010	7,237	(6,226)
Other Operating Expenses	32,749	29,489	3,259
General and Administrative Expenses	671,128	623,762	47,366
Other Ordinary Expenses	137,366	113,552	23,814

Ordinary Profits	374,103	550,404	(176,300)

Extraordinary Gains	1,632	6,483	(4,850)

Extraordinary Losses	3,968	2,824	1,143

Income before Income Taxes	371,768	554,063	(182,295)
Income Taxes:
Current	102,664	111,102	(8,438)
Deferred	(10,475)	57,830	(68,305)

Net Income	¥279,579	¥385,130	¥(105,551)

2-11

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,643,545	¥1,665,011	¥(21,465)
Call Loans	2,912	5,520	(2,608)
Guarantee Deposits Paid under Securities Borrowing Transactions	281,344	215,970	65,374
Other Debt Purchased	9,846	13,358	(3,512)
Trading Assets	99,579	127,305	(27,725)
Money Held in Trust	2,895	2,578	317
Securities	1,286,907	1,492,120	(205,213)
Loans and Bills Discounted	3,409,249	3,496,313	(87,064)
Foreign Exchange Assets	3,644	3,675	(31)
Other Assets	90,112	80,648	9,463
Tangible Fixed Assets	24,810	24,632	177
Intangible Fixed Assets	28,831	24,022	4,808
Prepaid Pension Cost	49,301	49,795	(493)
Customers’ Liabilities for Acceptances and Guarantees	40,711	43,749	(3,038)
Reserves for Possible Losses on Loans	(5,142)	(5,636)	493

Total Assets	¥6,968,550	¥7,239,067	¥(270,516)

Liabilities
Deposits	¥3,328,191	¥3,056,268	¥271,922
Negotiable Certificates of Deposit	275,910	353,070	(77,160)
Call Money	865,365	1,162,877	(297,512)
Payables under Repurchase Agreements	69,900	67,602	2,298
Guarantee Deposits Received under Securities Lending Transactions	199,239	420,713	(221,474)
Trading Liabilities	92,306	121,483	(29,177)
Borrowed Money	358,110	366,955	(8,845)
Foreign Exchange Liabilities	2	0	2
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,133,486	1,019,554	113,931
Other Liabilities	34,261	60,074	(25,813)
Reserve for Bonus Payments	—	1,953	(1,953)
Reserve for Variable Compensation	309	401	(91)
Reserve for Reimbursement of Deposits	1,089	1,113	(23)
Deferred Tax Liabilities	10,582	12,043	(1,461)
Acceptances and Guarantees	40,711	43,749	(3,038)

Total Liabilities	6,419,465	6,697,859	(278,394)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	189,970	180,091	9,879
Appropriated Reserve	27,427	23,327	4,099
Other Retained Earnings	162,542	156,763	5,779
Retained Earnings Brought Forward	162,542	156,763	5,779

Total Shareholders’ Equity	452,845	442,965	9,879

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	94,213	97,740	(3,526)
Net Deferred Hedge Gains (Losses), net of Taxes	2,025	501	1,524

Total Valuation and Translation Adjustments	96,239	98,241	(2,001)

Total Net Assets	549,085	541,207	7,877

Total Liabilities and Net Assets	¥6,968,550	¥7,239,067	¥(270,516)

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2016 (A)	For the nine months ended December 31, 2015 (B)	Change (A) - (B)
Ordinary Income	¥140,900	¥138,636	¥2,263
Fiduciary Income	34,798	38,282	(3,483)
Interest Income	29,643	36,614	(6,970)
Interest on Loans and Bills Discounted	19,488	21,441	(1,952)
Interest and Dividends on Securities	8,839	13,766	(4,927)
Fee and Commission Income	36,509	36,231	278
Trading Income	717	1,115	(397)
Other Operating Income	14,117	18,464	(4,347)
Other Ordinary Income	25,112	7,928	17,184

Ordinary Expenses	99,983	100,542	(558)
Interest Expenses	7,462	8,421	(958)
Interest on Deposits	969	1,692	(723)
Fee and Commission Expenses	19,724	19,707	17
Trading Expenses	0	—	0
Other Operating Expenses	4,959	7,237	(2,278)
General and Administrative Expenses	65,222	59,459	5,762
Other Ordinary Expenses	2,615	5,716	(3,101)

Ordinary Profits	40,916	38,094	2,821

Extraordinary Gains	—	995	(995)

Extraordinary Losses	164	170	(5)

Income before Income Taxes	40,751	38,919	1,832
Income Taxes:
Current	8,965	8,908	56
Deferred	1,346	3,899	(2,553)

Net Income	¥30,439	¥26,110	¥4,329

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥376,749	¥283,049	¥93,699
Cash Segregated as Deposits for Customers and Others	233,312	170,684	62,628
Trading Assets	5,665,941	5,990,021	(324,080)
Receivables — Unsettled Trades	—	27,923	(27,923)
Operating Investment Securities	20,246	19,010	1,236
Operating Loans Receivable	2,830	3,100	(270)
Receivables Related to Margin Transactions	98,220	98,958	(737)
Collateralized Short-Term Financing Agreements-Receivable	4,829,829	3,949,642	880,187
Advances Paid	74	107	(33)
Securities: Fail to Deliver	17,367	11,937	5,429
Short-Term Loans Receivable	23,780	50,711	(26,931)
Deferred Tax Assets	16,123	8,735	7,388
Other Current Assets	627,833	404,314	223,518
Less: Allowance for Doubtful Accounts	(7)	(16)	9
Noncurrent Assets
Property and Equipment	14,365	14,540	(175)
Intangible Assets	46,955	42,370	4,584
Investments and Other Assets	283,551	308,153	(24,601)

Total Assets	¥12,257,175	¥11,383,246	¥873,928

Liabilities
Current Liabilities
Trading Liabilities	¥4,663,159	¥4,445,062	¥218,097
Payables — Unsettled Trades	414,172	—	414,172
Payables Related to Margin Transactions	43,191	42,278	913
Collateralized Short-Term Financing Agreements-Payable	4,435,058	3,861,722	573,336
Deposits Received	231,819	136,356	95,463
Guarantee Deposits Received	207,933	154,013	53,920
Securities: Fail to Receive	7,000	4,271	2,729
Short-Term Borrowings	318,681	479,403	(160,722)
Commercial Paper	119,300	513,700	(394,400)
Bonds and Notes Due within One Year	80,800	55,602	25,198
Lease Obligations	374	377	(3)
Income Taxes Payable	531	4,400	(3,869)
Accrued Employees’ Bonuses	9,313	13,217	(3,903)
Provision for Variable Compensation	641	790	(148)
Provision for Bonus Point Redemption	509	623	(113)
Other Current Liabilities	36,962	31,422	5,540
Noncurrent Liabilities
Bonds and Notes	543,820	548,766	(4,946)
Long-Term Borrowings	281,000	409,400	(128,400)
Lease Obligations	580	857	(277)
Provision for Retirement Benefits	19,036	18,034	1,002
Other Noncurrent Liabilities	1,719	1,885	(166)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,283	2,005	277

Total Liabilities	11,417,889	10,724,190	693,698

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid — in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	321,028	149,594	171,434
Other Retained Earnings	321,028	149,594	171,434
Retained Earnings Brought Forward	321,028	149,594	171,434

Total Shareholders’ Equity	827,845	656,411	171,434

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	23,320	21,626	1,693
Net Deferred Gains or Losses on Hedges, net of Tax	(11,879)	(18,982)	7,102

Total Valuation and Translation Adjustments	11,441	2,644	8,796

Total Net Assets	839,286	659,056	180,230

Total Liabilities and Net Assets	¥12,257,175	¥11,383,246	¥873,928

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2016 (A)	For the nine months ended December 31, 2015 (B)	Change (A) - (B)
Operating Revenues	¥254,501	¥236,194	¥18,307
Commissions	108,818	120,214	(11,396)
Net Gain on Trading	116,815	92,710	24,104
Net Gain on Operating Investment Securities	512	4,950	(4,437)
Interest and Dividend Income	28,355	18,318	10,036

Interest Expenses	26,576	18,808	7,767

Net Operating Revenues	227,925	217,385	10,539

Selling, General and Administrative Expenses	177,036	172,935	4,100
Transaction-Related Expenses	38,757	38,670	86
Personnel Expenses	66,246	63,723	2,522
Real Estate Expenses	19,581	18,895	686
Administrative Expenses	35,175	35,791	(615)
Depreciation and Amortization	12,653	10,711	1,942
Taxes and Dues	2,105	2,835	(730)
Provision of Allowance for Doubtful Accounts	(7)	(387)	379
Other	2,523	2,694	(171)

Operating Income	50,888	44,450	6,438

Non-Operating Income	7,186	7,343	(156)
Non-Operating Expenses	913	891	21

Ordinary Income	57,162	50,901	6,260

Extraordinary Gain	118,478	13,222	105,255

Extraordinary Loss	1,686	1,382	304

Income before Income Taxes	173,953	62,741	111,212
Income Taxes:
Current	121	1,292	(1,171)
Deferred	(15,737)	16,578	(32,316)

Net Income	¥189,569	¥44,870	¥144,699

2-15